UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-33709
CUSIP NUMBER:  16937S 10 2

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

China Architectural Engineering, Inc.

Full name of registrant:

Former name if applicable:

105 Baishi Road, Jiuzhou West Avenue

Address of principal executive office (Street and number):

Zhuhai 519070, People’s Republic of China

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q for the third quarter of 2009 will represent the third quarterly report that the Registrant will be filing as an Accelerated Filer, and hence, subject to the shorter filing timeframe set by the rules and regulations promulgated by the Securities and Exchange Commission.  The Registrant experienced unanticipated delays in connection with the preparation and review of financial information, including the accounting for the calling and payment of approximately $2.1 million in surety performance bonds and $7.3 million in advance payment bonds, as issued by financial institutions on behalf of Techwell Engineering Limited and guaranteed by the Company, in connection with the Metro Rail Project in Dubai, as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 22, 2009.  As a result, filing within the shortened timeframe would result in unreasonable effort and expense.  Notwithstanding the foregoing, the Registrant will file its Quarterly Report on Form 10-Q no later than the fifth calendar day following the prescribed due date for such report.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Luo Ken Yi	(86)	756 8538908
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to a decline in the global economy and construction industry, costs related to its international projects, and higher operating expenses, the Registrant’s results of operations for the three months ended June 30, 2009 was significantly less than the comparable period in the previous year, as reported in the Company’s Quarterly Report on Form 10-Q as filed with the SEC. Similarly, the Registrant’s results of operations for the three months ended September 30, 2009 will be significantly less than the comparable period in the previous year. For the three months ended September 30, 2008, the Registrant reported net income of $9.9 million, and as of the date of this filing, the Registrant is expecting a net loss for the comparable period in 2009. Upon the finalization of the Registrant's quarter-end closing processes, the Registrant will be able to report its complete results of operations in its Form 10-Q Quarterly Report.

China Architectural Engineering, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2009	By:	/s/ Luo Ken Yi
Name: Luo Ken Yi
Title: Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misinformation or omissions of fact
constitute Federal Criminal Violations (See 18 U.S.C. 1001).